Registration No.  333-56674
                                            1940 Act No. 811-3969

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

     THE FIRST TRUST GNMA Reinvestment Income Trust "GRIT"
     Series 79

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective  on March 15, 2001 at 2:00 p.m. pursuant  to  Rule
     487.
                ________________________________


             The First Trust GNMA Reinvestment Income Trust
                                 "GRIT"

                               Series 79

The First Trust GNMA Reinvestment Income Trust is a series of a unit investment trust, The First Trust GNMA Series. The First Trust GNMA Reinvestment Income Trust consists of a single portfolio listed above (the "Trust"). The Trust invests in a portfolio of fixed-rate mortgage-backed securities issued by Government National Mortgage Association ("GNMA") ("Securities"). The Trust seeks to provide a high level of current income.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             First Trust (R)

                             1-800-621-9533


             The date of this prospectus is March 15, 2001

                     Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statements of Net Assets                                 6
Schedule of Investments                                  7
The First Trust GNMA Reinvestment Income Trust           8
Portfolio                                                9
Estimated Returns and Estimated Average Life             9
Risk Factors                                            10
Public Offering                                         10
Distribution of Units                                   13
The Sponsor's Profits                                   14
The Secondary Market                                    14
How We Purchase Units                                   14
Expenses and Charges                                    14
Tax Status                                              15
Retirement Plans                                        16
Rights of Unit Holders                                  17
Interest and Principal Distributions                    17
Redeeming Your Units                                    18
Removing Securities from the Trust                      19
Amending or Terminating the Indenture                   20
Rating of the Units                                     20
Information on the Sponsor, Trustee and Evaluator       21
Other Information                                       22

                   Summary of Essential Information

             The First Trust GNMA Reinvestment Income Trust
                                 "GRIT"
                                Series 79


At the Opening of Business on the Initial Date of Deposit-March 15, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   Securities Evaluation Services, Inc.

Initial Number of Units                                                                                           33,276
Fractional Undivided Interest in the Trust per Unit                                                             1/33,276
Principal Amount (Par Value) of Securities per Unit (1)                                                        $  10.000
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                                            $  10.422
     Maximum Transactional Sales Charge of 4.40% of the Public Offering Price per Unit
          (4.453% of the net amount invested, exclusive of the deferred sales charge) (3)                      $    .464
     Less Deferred Sales Charge per Unit                                                                       $   (.340)
     Public Offering Price per Unit (4)                                                                        $  10.546
Sponsor's Initial Repurchase Price per Unit (5)                                                                $  10.082
Redemption Price per Unit (based on aggregate bid side value of Securities less the deferred sales charge) (5) $  10.069
CUSIP Number                                                                                                   30266E 543
Fee Accounts CUSIP Number                                                                                      30266E 550
Security Code                                                                                                       60567
Ticker Symbol                                                                                                       ZFGMX
Estimated Average Life (6)                                                                                      4.10 yrs.
Estimated Net Annual Interest Income per Unit (7)                                                              $    .7761
Estimated Current Return (6)                                                                                        7.36%
Estimated Long-Term Return (6)                                                                                      5.46%

First Settlement Date                                          March 20, 2001
Mandatory Termination Date (8)                                 December 30, 2050
Interest Distribution Record Date                              First day of each month, commencing April 1, 2001.
Interest Distribution Date (7)                                 Last day of each month, commencing April 30, 2001.

______________

(1) Because the Securities will pay principal during the life of the Trust and may, in certain circumstances, be sold, redeemed, prepaid or mature in accordance with their terms, the Unit value at the Mandatory Termination Date will not be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

(2) Each Security is valued at its current market offering price.
Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any net interest accrued on the Units. After this date, a pro rata share of any net interest accrued on the Units will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) Estimated Current Return is determined by dividing the Trust's estimated net annual interest income by the Public Offering Price per Unit. Estimated Long-Term Return is a measure of the estimated return over the estimated life of the Trust. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, estimated principal prepayments, discounts and premiums of the Securities in the Trust. Estimated Average Life takes into consideration the reinvestment of principal during the Reinvestment Period. See "Estimated Returns and Estimated Average Life."

(7) The amount of distributions from the Interest Account will vary from month to month for various reasons, including changes in the Trust's fees and expenses, the sale of Securities, principal payments, prepayments and reinvestment. The estimated initial distribution is $.0238 per Unit. Commencing May 31, 2001, the Trust's regular monthly distribution will be paid. Amounts in the Principal Account will generally be reinvested during the Reinvestment Period. After the Reinvestment Period, distributions from the Principal Account will be made in December of each year and also in any month in which the amount available for distribution equals at least $1.00 per 100 Units. See "Expenses and Charges" and "Interest and Principal Distributions."

(8) See "Amending or Terminating the Indenture."

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                1.18%(a)      $.124
Deferred sales charge                                                                               3.22%(b)      $.340
Creation and development fee cap over the life of the Trust                                         0.55%(c)      $.058
                                                                                                    _______       _______
(the annual creation and development fee is .35% of average daily net assets for the Trust, and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development fee cap
over the life of the Trust) (c)                                                                     4.95%         $.522
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        .166%(d)      $.0175
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                              .075%         $.0078
Trustee's fee and other operating expenses                                                          .156%(f)      $.0161
                                                                                                    _______       _______
Total                                                                                               .231%         $.0239
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs under each distribution option would be:

1 Year     3 Years      5 Years    10 Years
______     _______      _______    ________
$515       $586         $640       $802

The example will not differ if you hold rather than sell your Units at the end of each period.

______________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge of 4.40% and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.340 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing March 20, 2002.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. For as long as you own Units, this fee will be accrued daily based on the Trust's net asset value at the annual rate of .35%. You will only be charged the creation and development fee while you own Units. The Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from the Trust's assets. Because the creation and development fee is accrued daily on the basis of the Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment will be greater than .35%. However, in no event will we collect over the life of the Trust more than .55% of your initial investment.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by the Trust for annually updating the Trust's registration statement. Historically, we paid these costs. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
The First Trust GNMA Reinvestment Income Trust, Series 79


We have audited the accompanying statement of net assets, including the schedule of investments, of The First Trust GNMA Reinvestment Income Trust, Series 79 (the "Trust"), as of the opening of business on March 15, 2001. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on March 15, 2001. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust GNMA Reinvestment Income Trust, Series 79, at the opening of business on March 15, 2001 in conformity with accounting principles generally accepted in the United States.



                                              ERNST & YOUNG LLP


Chicago, Illinois
March 15, 2001

                       Statement of Net Assets

             The First Trust GNMA Reinvestment Income Trust
                                 "GRIT"
                                Series 79


                    At the Opening of Business on the
                 Initial Date of Deposit-March 15, 2001


                                                         NET ASSETS
Investments in Securities represented by purchase contracts (1)(2)                                          $346,795
Accrued interest on underlying Securities (2)(3)                                                               1,035
                                                                                                            ________
                                                                                                             347,830
Less liability for reimbursement to Sponsor for organization costs (4)                                          (582)
Less distributions payable (3)                                                                                (1,035)
Less liability for deferred sales charge (5)                                                                 (11,314)
                                                                                                            ________
Net assets                                                                                                  $334,899
                                                                                                            ========
Outstanding units                                                                                             33,276
                                                   ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                                       $350,921
Less maximum transactional sales charge (6)                                                                  (15,440)
Less estimated reimbursement to Sponsor for organization costs (4)                                              (582)
                                                                                                            _________
Net assets                                                                                                  $334,899
                                                                                                            =========

_________________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $400,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary to satisfy the amounts set forth below:

Aggregate           Accrued Interest    Accrued Interest
Offering Price      to Initial          to Expected
of Securities       Date of Deposit     Date of Delivery
______________      ________________    ________________
$346,795            $1,035              $370

(3) The Trustee will advance to the Trust the amount of net interest accrued to the First Settlement Date which will be distributed to the Sponsor as Unit holder of record.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0175 per Unit. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(5) Represents the amount of mandatory deferred sales charge distributions from the Trust ($.340 per Unit), payable to us in five equal monthly installments beginning on March 20, 2002 and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through July 19, 2002. If you redeem Units before July 19, 2002 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(6) The aggregate cost to investors in the Trust includes a maximum transactional sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 4.40% of the Public Offering Price per Unit (equivalent to 4.453% of the net amount invested), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                      Schedule of Investments

             The First Trust GNMA Reinvestment Income Trust
                                 "GRIT"
                                Series 79


                    At the Opening of Business on the
                 Initial Date of Deposit-March 15, 2001


                Government National Mortgage Association,
             Modified Pass-Through Mortgage-Backed Securities

                                                                Cost of
Aggregate                               Years of Stated         Securities to
Principal (1)       Coupon Rate         Maturity                Trust (2)
_____________       ___________         _______________         ____________
$332,757            8%                  2024 - 2026             $346,795
=========                                                       ========

_____________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on March 15, 2001 and we expect that they will all settle on or prior to March 19, 2001.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the offering side evaluation of the Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The aggregate bid side value of the Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit was $346,379. The valuation of the Securities has been determined by the Evaluator, certain shareholders of which are officers of the Sponsor. The cost of the Securities to us and our profit (which is the difference between the cost of the Securities to us and the cost of the Securities to the Trust) are $346,276 and $519, respectively.

     The First Trust GNMA Reinvestment Income Trust

The First Trust GNMA Reinvestment Income Trust Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named The First Trust GNMA Reinvestment Income Trust. The series to which this prospectus relates consists of a single portfolio known as The First Trust GNMA Reinvestment Income Trust, Series 79.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee, First Trust Advisors L.P. as Portfolio Supervisor and Securities Evaluation Services, Inc. as Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of GNMA securities with the Trustee, and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the original percentage relationship between the principal amounts of Ginnie Maes of specified interest rates and ranges of maturities in the Trust. Precise duplication may not be possible because fractions of Ginnie Maes may not be purchased and identical Securities may not be available.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of the Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. Because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. In addition, the costs of acquiring additional Securities pursuant to the reinvestment of principal during the Reinvestment Period will be borne by the Trust. It is currently anticipated that the Trustee will purchase these Securities directly from market makers.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be prepaid or sold under certain circumstances, and the proceeds will be reinvested to the extent practicable during the Reinvestment Period or used to meet Trust obligations. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price, accrued interest and transactional sales charge resulting from the failed contract on the next Interest Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                        Portfolio

Objectives.

The objective of the Trust is to provide a high level of current income through an investment in a portfolio of fixed-rate mortgage-backed securities representing pools of mortgages on 1- to 4-family dwellings issued by Ginnie Mae. The Securities, but not the Units or the Trust, are backed by the full faith and credit of the U.S. government.

Reinvestment. In an effort to minimize the effect of principal payments and prepayments we will direct the Trustee to reinvest all payments and prepayments of principal from the underlying Securities into additional GNMA securities for as long as we think it is practical to do so (the "Reinvestment Period"). At the present time, we anticipate the Reinvestment Period to last approximately 5 years from the Initial Date of Deposit. The GNMA securities the Trustee will purchase will have similar maturities and interest rates as the Securities upon which the principal was received. There may, however, be times during the Reinvestment Period when reinvestment is not feasible because we don't have enough cash to purchase additional GNMA securities without incurring disproportionate expenses, additional GNMA securities are not available or for various other reasons. In those instances the Trust will generally hold the cash until additional purchases are possible or distribute the cash when we think additional purchases are not practical. There will be no attempt to time or delay the purchase of additional Securities for reinvestment to take advantage of market movements.

Of course, as with any similar investment, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                  Estimated Returns and
                 Estimated Average Life

The Current and Long-Term Returns set forth in the "Summary of Essential Information" are estimates and are designed to be comparative rather than predictive. We cannot predict your actual return, which will vary with Unit price, the reinvestment of principal, how long you hold your investment and with changes in the portfolio, interest income and expenses. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions. Estimated Current Return equals the estimated annual interest income to be received from the Securities less estimated annual Trust expenses, divided by the Public Offering Price per Unit (which includes the initial sales charge). Estimated Long-Term Return is a measure of the estimated return over the Estimated Average Life of the Trust and is calculated using a formula which (1) factors in the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities, and (2) takes into account a compounding factor, the sales charge and expenses. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, estimated principal prepayments, discounts and premiums of the Securities in the Trust. We will provide you with estimated cash flows for the Trust at no charge upon your request.

In order to calculate Estimated Average Life of the Trust, an estimated prepayment rate for the remaining term of the Trust's mortgage pool must be determined. Each of the primary market makers in Ginnie Mae Securities use sophisticated computer models to determine the estimated prepayment rate. These computer models take into account a number of factors and assumptions including: actual prepayment data reported by GNMA for recent periods on a particular pool, the impact of aging on the prepayment of mortgage pools, the current interest rate environment, the coupon, the housing environment, historical trends on GNMA securities as a group, geographical factors and general economic trends. In determining the Estimated Average Life of the Securities in the Trust we have relied upon the median of the estimated prepayment rates determined by primary market makers. We cannot be certain that this estimate will prove accurate or whether the estimated prepayment rates determined by other primary market makers would have provided a better estimate. Any difference between the estimate we use and the actual prepayment rate will affect the Estimated Long-Term Return of the Trust.

                      Risk Factors

Price Volatility. The Trust invests in mortgage-backed securities. The value of these Securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. The value of the Securities will also fluctuate with changes in the general condition of the mortgage-backed securities market, changes in inflation rates or when political or economic events affecting Ginnie Mae occur.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Mortgage-Backed Securities. Mortgage-backed securities represent an ownership interest in mortgage loans made by banks and other financial institutions to finance purchases of homes. The individual mortgage loans are "pooled" together for sale to investors. As the underlying mortgage loans are paid off, investors receive principal and interest payments.

Fixed-rate mortgage-backed securities represent a pool of mortgage loans which pay a fixed rate of interest over the life of the loan. The value of fixed-rate mortgage-backed securities generally decreases when interest rates rise.


Guarantees. The Securities, but not the Units or the Trust, are guaranteed as to the timely payment of principal and interest by Ginnie Mae. Ginnie Mae Securities are supported by the full faith and credit of the U.S. government. You should note that the guaranty does not apply to the market prices and yields of the Securities, which will vary with changes in interest rates and other market conditions.


Reinvestment Risk. Mortgage-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. In addition, we anticipate that the Trust will receive unscheduled prepayments of principal prior to a Security's maturity date due to voluntary pre-payments, refinancing or foreclosure on the underlying mortgage loans. As discussed under "Portfolio" we intend to instruct the Trustee to reinvest principal payments and prepayments into additional Securities during the Reinvestment Period. Reinvestment during periods when interest rates are lower than those prevailing on the Initial Date of Deposit will have the effect of decreasing monthly distributions of interest income from the Trust. In addition, there may be times during the Reinvestment Period when reinvestment is not feasible because we don't have enough cash to purchase additional GNMA securities without incurring disproportionate expenses, additional GNMA securities are not available or for various other reasons. If the Trustee is unable to reinvest these proceeds, the impact on the Trust would be a loss of anticipated interest, and a portion of its principal investment represented by any premium the Trust may have paid. The number and dollar amount of mortgage prepayments generally increase with falling interest rates and decrease with rising interest rates. If you receive principal payments earlier than you expect you may not be able to reinvest these proceeds into an instrument which provides a rate of return equal to or greater than the Trust.

Interest Income. Since the Trust can only distribute what it receives, interest distributions will decrease if principal payments and prepayments cannot be reinvested.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States which may have a negative impact on mortgage-backed securities or their issuers. In addition, litigation regarding Ginnie Mae or the mortgage-backed securities market may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Interest and Principal Accounts;

-  Accrued interest on the Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the value of the Interest and/or Principal Accounts and with the accrual of net interest on the Units.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust's organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities as existed prior to such sale.

Accrued Interest.

Accrued interest represents unpaid interest on a Security from the last day it paid interest. Interest on the Securities is paid monthly, although the Trust accrues such interest daily. Because the Trust always has an amount of interest earned but not yet collected, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest you paid for on the next distribution date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.


The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge of 4.40% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.340 per Unit). This initial sales charge is initially equal to approximately 1.18% of the Public Offering Price of a Unit, but will vary from 1.18% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price per Unit exceeds $10.546, the initial sales charge will exceed 1.18% of the Public Offering Price.



Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.068 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from March 20,

2002 through July 19, 2002. If you buy Units at a price of less than $10.546 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.22% of the Public Offering Price.



If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.40% of the Public Offering Price
(equivalent to 4.602% of the net amount invested).



Discounts for Certain Persons.



If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum transactional sales charge is reduced, as follows:


                                       Your maximum
                                       transactional
If you invest                          sales charge
(in thousands):*                       will be:
_________________                      _____________
$50 but less than $100                 4.15%
$100 but less than $250                3.90%
$250 but less than $500                3.40%
$500 but less than $1,000              2.40%
$1,000 or more                         1.50%

* Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. We will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Broker/dealers will receive a concession of 1.00% of the Public Offering Price on Units sold subject to the transactional sales charge reduction for purchases of $1 million or more. In all other instances, any reduced transactional sales charge is the responsibility of the party making the sale.



You may use redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. Please note that any deferred sales charge remaining on units you redeem to buy Units of the Trusts will be deducted from those redemption proceeds.


Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this evaluation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined by the Evaluator as follows:

a) On the basis of current market offering prices for the Securities obtained from dealers or brokers who customarily deal in securities comparable to those held by the Trust;

b) If such prices are not available for any of the Securities, on the basis of current market offering prices of comparable securities;

c) By appraising the value of the Securities on the offering side of the market; or

d) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of offering prices. The offering price of the Securities may be expected to be greater than the bid price by approximately 1-3% of the aggregate principal amount of such Securities.

There is a period of a few days (usually five business days), beginning on the first day of each month, during which the total amount of payments (including prepayments, if any) of principal for the preceding month of the various mortgages underlying each Security will not yet have been reported by the issuer to Ginnie Mae. During this period, the precise principal amount of the Securities will not be known. During this period, for purposes of determining the aggregate underlying value of the Securities and the accrued interest on the Units, the Evaluator will base its valuation and calculations upon the average monthly principal distribution for the preceding twelve month period. We don't expect the differences in such principal amounts from month to month to be material. We will, however, adopt procedures to minimize the impact of such differences when necessary.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.3% of the Public Offering Price per Unit. Dealers and other selling agents will receive an additional volume concession or agency commission on all Trust Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trust on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales                               Additional
(in millions):                            Concession:
_________________                         ___________
$1 but less than $10                      .10%
$10 or more                               .20%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether volume sales levels are met. In addition, dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.


From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on the unit sales generated by such person during such programs. We make these payments out of our own assets, and not out of Trust assets. These programs will not change the price you pay for your Units.


Investment Comparisons.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other investments such as the securities comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differs from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance.

                  The Sponsor's Profits


We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduced sales charge as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.


In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating the Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Interest Account if funds are available, and then from the Principal Account. The

Interest and Principal Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or our affiliates) as agent in selling Securities. Legal and regulatory filing fees and expenses associated with updating the Trust's registration statement yearly are also now chargeable to the Trust. Historically, we paid these fees and expenses. First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and will receive the fee set forth under "Fee Table" for providing portfolio supervisory services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include dealers of the Trust.

The fees payable to us, First Trust Advisors L.P., the Evaluator and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services exceed the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of the Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in the Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .35%. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of the Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trust more than .55% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. We cannot guarantee that the interest received will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Interest or Principal Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Trust will be audited annually. So long as we are making a secondary market for Units, we will bear the costs of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trust will pay for the audit. You can request a copy of the audited financial statement from the Trustee.

                       Tax Status

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trust intends to qualify as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay taxes on income.

Interest Distributions.

Trust distributions are taxable to most investors. At the end of each year, you will receive a tax statement that separates Trust distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gain regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. The tax status of dividends from the Trust is not affected by whether you reinvest your dividends in additional Units or receive them in cash. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Your Tax Basis and Income or Loss upon Disposition.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from what you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

If you are an individual, the federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. However, if you receive a capital gain dividend and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain received as a dividend. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations.

Limitations on the Deductibility of Trust Expenses.

Deductible expenses incurred by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent all these deductions exceed 2% of adjusted gross income.

                    Retirement Plans

You may purchase Units of the Trust for:

-  Individual Retirement Accounts;

-  Keogh Plans;

-  Pension funds; and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

-  A list of the number of Units issued or transferred;

-  Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

-  The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of interest (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- The amount of interest received by the Trust less deductions for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The amount of principal on the Securities and the net proceeds received therefrom less deduction for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The Securities held and the number of Units outstanding on the last business day of the calendar year;

- The Redemption Price per Unit on the last business day of the calendar year; and

- The amounts actually distributed during the calendar year from the Interest and Principal Accounts, separately stated.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

          Interest and Principal Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any interest received on the Securities to the Interest Account. All other receipts, such as return of capital, are credited to the Principal Account of the Trust.

After deducting the amount of accrued interest the Trustee advanced to us as Unit holder of record as of the First Settlement Date, the Trustee will distribute any interest in the Interest Account on or near the Interest Distribution Dates to Unit holders of record on the preceding Interest Distribution Record Date. See "Summary of Essential
Information." No interest distribution will be paid if accrued expenses of the Trust exceed amounts in the Interest Account on the Interest Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in interest received, with principal payments and prepayments and with the sale of Securities. During the Reinvestment Period, the Trustee will generally reinvest principal payments and prepayments into additional Securities. Amounts the Trustee is currently unable to reinvest will be held in the Principal Account until such time as reinvestment is possible or distributed to Unit holders if the Trustee determines that reinvestment is not possible. After the Reinvestment Period, the Trustee will distribute amounts in the Principal Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holder of record on the first day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Principal Account to pay the deferred sales charge. If not, the Trustee may sell
Securities to meet the shortfall. Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the sale of the Securities.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing interest will be withdrawn from the Interest Account if funds are available for that purpose, or from the Principal Account. All other amounts paid on redemption will be taken from the Principal Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Interest and Principal Distributions."

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Interest and Principal Accounts not designated to purchase Securities;

2. the aggregate value of the Securities held in the Trust; and

3. accrued interest on the Securities.

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security has defaulted in the payment of principal or interest on the Securities;

- Any action or proceeding seeking to restrain or enjoin the payment of principal or interest on the Securities has been instituted;

- The issuer of the Security has breached a covenant which would affect the payment of principal or interest on the Security, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities or the Trust; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

If a Security defaults in the payment of principal or interest and no provision for payment is made, the Trustee must notify us of this fact within 30 days. If we fail to instruct the Trustee whether to sell or hold the Security within 30 days of our being notified, the Trustee may, in its discretion, sell any defaulted Securities and will not be liable for any depreciation or loss incurred thereby.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The First Trust GNMA Reinvestment Income Trust," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, except that we may instruct the Trustee to accept such an offer or to take any other action with respect thereto as we may deem proper if the issuer is in default with respect to such Securities or in our written opinion the issuer will likely default in respect to such Securities in the foreseeable future. Any obligations received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Securities originally deposited in the Trust. We may get advice from the Portfolio Supervisor before reaching a decision regarding the receipt of new or exchanged securities or property. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion in order to meet redemption requests or pay expenses. We will maintain a list with the Trustee of which Securities should be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate upon the redemption, sale or other disposition of the last Security held, but in no case later than the Mandatory Termination Date. The Trust may be terminated earlier:

-  Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 40% of the aggregate principal amount of Securities deposited in the Trust during the initial offering period (the "Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination the Trustee will send written notice to you which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Interest and Principal Accounts, within a reasonable time after the Trust is terminated.

Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                   Rating of the Units

The Units of the Trust are rated "AAA" by Standard & Poor's Managed Fund Ratings Group, a division of The McGraw-Hill Companies ("Standard & Poor's"). Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA".
Capacity to pay interest and repay principal is very strong in "AAA" rated securities. This is the highest rating assigned by Standard & Poor's. This rating should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trust or the Units. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of the Trust or sales of Securities from the Trust for less than their purchase price will reduce payment to Unit holders of the interest and principal required to be paid on such Securities. There is no guarantee that the "AAA" investment rating with respect to the Units will be renewed after it expires in 13 months from the Initial Date of Deposit. Standard & Poor's has been compensated for its services in rating Units of the Trust.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trust, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is Securities Evaluation Services, Inc. The Evaluator's address is 531 East Roosevelt Road, Suite 200, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 23


                           FIRST TRUST (R)

             The First Trust GNMA Reinvestment Income Trust
                                Series 79

                                Sponsor:

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        THE CHASE MANHATTAN BANK
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-56674) and

- Investment Company Act of 1940 (file no. 811-05903)

   Information about the Trust, including its Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             March 15, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 24


                            First Trust (R)

                       The First Trust GNMA Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in The First Trust GNMA Reinvestment Income Trust, Series 79 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 15, 2001. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors                                                   1

Risk Factors

An investment in Units of the Trust should be made with an understanding of the risks which an investment in fixed rate long-term debt obligations may entail, including the risk that the value of the underlying Securities and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. In addition, the potential for appreciation of the underlying Securities, which might otherwise be expected to occur as a result of a decline in interest rates, may be limited or negated by increased principal prepayments in respect of the underlying mortgages. For example, the high inflation during certain periods, together with the fiscal measures adopted to attempt to deal with it, has resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long-term debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future or whether the reinvestment of principal will mitigate the impact of these fluctuations.

The portfolio of the Trust consists of Ginnie Maes (or contracts to purchase Ginnie Maes) fully guaranteed as to payments of principal and interest by GNMA. Each group of Ginnie Maes described herein as having a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range set forth in "Schedules of Investments." Current market conditions accord little or no difference in price among individual Ginnie Mae securities with the same coupon within certain ranges of stated maturity dates on the basis of the difference in the maturity dates of each Ginnie Mae. A purchase of Ginnie Maes with the same coupon rate and maturity date within such range will be considered an acquisition of the same security for both additional deposits and for the reinvestment of principal. In the future, however, the difference in maturity ranges could affect market value of the individual Ginnie Maes. At such time, any additional purchases by the Trust will take into account the maturities of the individual securities. The mortgages underlying the Ginnie Maes in the Trust have an original stated maturity of up to 30 years.

The Trust may contain Securities which were acquired at a market discount. Such Securities trade at less than par value because the interest coupons thereon are lower than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of Ginnie Maes purchased at a market discount will increase in value faster than Ginnie Maes purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Ginnie Maes purchased at a market discount will decrease faster than Ginnie Maes purchased at a premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Ginnie Maes and the prepayment benefit for lower yielding, discount Ginnie Maes will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

The Trust may contain Securities which were acquired at a market premium. Such Securities trade at more than par value because the interest coupons thereon are higher than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparably rated debt securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Prepayments of principal on securities purchased at a market premium are more likely than prepayments on securities purchased at par or at a market discount and the level of prepayments will generally increase if interest rates decline. Market premium attributable to interest changes does not indicate market confidence in the issue.

The mortgages underlying a Ginnie Mae may be prepaid at any time without penalty. A lower or higher current return on Units may occur depending on (i) whether the price at which the respective Ginnie Maes were acquired by the Trust is lower or higher than par, (ii) whether principal is reinvested or distributed to Unit holders and (iii) if reinvestment occurs, whether the Ginnie Maes purchased by the Trustee with reinvested principal are purchased at a premium or discount from par. During periods of declining interest rates, prepayments of Ginnie Maes may occur with increasing frequency because, among other reasons, mortgagors may be able to refinance their outstanding mortgages at lower interest rates. In such a case, (i) the reinvestment of principal may be at prices which result in a lower return on Units or (ii) principal will be distributed to Unit holders who cannot reinvest such principal distributions in other securities at an attractive yield.

Description of Securities. The Ginnie Maes included in the Trust are backed by the indebtedness secured by underlying mortgage pools of up to 30 year mortgages on 1- to 4-family dwellings. The pool of mortgages which is to underlie a particular new issue of Ginnie Maes is assembled by the proposed issuer of such Ginnie Maes. The issuer is typically a mortgage banking firm, and in every instance must be a mortgagee approved by and in good standing with the Federal Housing Administration ("FHA"). In addition, GNMA imposes its own criteria on the eligibility of issuers, including a net worth requirement.

The mortgages which are to comprise a new Ginnie Mae pool may have been originated by the issuer itself in its capacity as a mortgage lender or may be acquired by the issuer from a third party, such as another mortgage banker, a banking institution, the Veterans Administration ("VA") (which in certain instances acts as a direct lender and thus originates its own mortgages) or one of several other governmental agencies. All mortgages in any given pool will be insured under the National Housing Act, as amended ("FHA-insured"), or Title V of the Housing Act of 1949 ("FMHA Insured") or guaranteed under the Servicemen's Readjustment Act of 1944, as amended, or Chapter 37 of Title 38, U.S.C. ("VA-guaranteed"). Such mortgages will have a date for the first scheduled monthly payment of principal that is not more than one year prior to the date on which GNMA issues its guaranty commitment as described below, will have comparable interest rates and maturity dates, and will meet additional criteria of GNMA. All mortgages in the pools backing the Ginnie Maes contained in the Trust are mortgages on 1- to 4-family dwellings (having a stated maturity of up to 30 years for Securities in the Trust but an estimated average life of considerably less as set forth in "Special Information"). In general, the mortgages in these pools provide for equal monthly payments over the life of the mortgage (aside from prepayments) designed to repay the principal of the mortgage over such period, together with interest at the fixed rate on the unpaid balance.

To obtain GNMA approval of a new pool of mortgages, the issuer will file with GNMA an application containing information concerning itself, describing generally the pooled mortgages, and requesting that GNMA approve the issue and issue its commitment (subject to GNMA's satisfaction with the mortgage documents and other relevant documentation) to guarantee the timely payment of principal of and interest on the Ginnie Maes to be issued by the issuer. If the application is in order, GNMA will issue its commitment and will assign a GNMA pool number to the pool. Upon completion of the required documentation (including detailed information as to the underlying mortgages, a custodial agreement with a Federal or state regulated financial institution satisfactory to GNMA pursuant to which the underlying mortgages will be held in safekeeping, and a detailed guaranty agreement between GNMA and the issuer), the issuance of the Ginnie Maes is permitted. When the Ginnie Maes are issued, GNMA will endorse its guarantee thereon. The aggregate principal amount of Ginnie Maes issued will be equal to the then aggregate unpaid principal balances of the pooled mortgages. The interest rate borne by the Ginnie Maes is currently fixed at 1/2 of 1% below the interest rate of the pooled 1- to 4-family mortgages, the differential being applied to the payment of servicing and custodial charges as well as GNMA's guaranty fee.

Ginnie Mae IIs consist of jumbo pools of mortgages from more than one issuer. By allowing pools to consist of multiple issuers, it allows for larger and more geographically diverse pools. Unlike Ginnie Mae Is, which have a minimum pool size of $1 million, Ginnie Mae IIs have a minimum pool size of $7 million. In addition, the interest rates on the mortgages within the Ginnie Mae II pools will vary unlike the mortgages within pools in Ginnie Mae Is which all have the same rate. The rates on the mortgages will vary from 1/2 of 1% to 1.50% above the coupon rate on the GNMA bond, which is allowed for servicing and custodial fees as well as the GNMA's guaranty fee. The major advantage of Ginnie Mae IIs lies in the fact that a central paying agent sends one check to the holder on the required payment date. This greatly simplifies the current procedure of collecting distributions from each issuer of a Ginnie Mae, since such distributions are often received late.

All of the Ginnie Maes in the Trust, including the Ginnie Mae IIs, are of the "fully modified pass-through" type, i.e., they provide for timely monthly payments to the registered holders thereof (including the Trust) of their pro rata share of the scheduled principal payments on the underlying mortgages, whether or not collected by the issuers, including, on a pro rata basis, any prepayments of principal of such mortgages received and interest (net of the servicing and other charges described above) on the aggregate unpaid principal balance of such Ginnie Maes, whether or not the interest on the underlying mortgages has been collected by the issuers.

The Ginnie Maes in the Trust are guaranteed as to timely payment of principal and interest by GNMA. Funds received by the issuers on account of the mortgages backing the Ginnie Maes in the Trust are intended to be sufficient to make the required payments of principal of and interest on such Ginnie Maes but, if such funds are insufficient for that purpose, the guaranty agreements between the issuers and GNMA require the issuers to make advances sufficient for such payments. If the issuers fail to make such payments, GNMA will do so.

GNMA is authorized by Section 306(g) of Title III of the National Housing Act to guarantee the timely payment of and interest on securities which are based on or backed by a trust or pool composed of mortgages insured by FHA, the Farmers' Home Administration ("FMHA") or guaranteed by the VA. Section 306(g) provides further that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty under such subsection. An opinion of an Assistant Attorney General of the United States, dated December 9, 1969, states that such guaranties "constitute general obligations of the United States backed by its full faith and credit."* GNMA is empowered to borrow from the United States Treasury to the extent necessary to make any payments of principal and interest required under such guaranties.

Ginnie Maes are backed by the aggregate indebtedness secured by the underlying FHA-insured, FMHA-insured or VA-guaranteed mortgages and, except to the extent of funds received by the issuers on account of such mortgages, Ginnie Maes do not constitute a liability of nor evidence any recourse against such issuers, but recourse thereon is solely against GNMA. Holders of Ginnie Maes (such as the Trust) have no security interest in or lien on the underlying mortgages.

The GNMA guaranties referred to herein relate only to payment of principal of and interest on the Ginnie Maes in the Trust and not to the Units offered hereby.

Monthly payments of principal will be made, and additional prepayments of principal may be made, to each Trust in respect of the mortgages underlying the Ginnie Maes in the Trust. All of the mortgages in the pools relating to the Ginnie Maes in the Trust are subject to prepayment without any significant premium or penalty at the option of the mortgagors. While the mortgages on 1- to 4-family dwellings underlying the Ginnie Maes have a stated maturity of up to 30 years for the Trust, it has been the experience of the mortgage industry that the average life of comparable mortgages, owing to prepayments, refinancings and payments from foreclosures, is considerably less.

In the mid-1970's, published yield tables for Ginnie Maes utilized a 12-year average life assumption for Ginnie Mae pools of 26-30 year mortgages on 1- to 4-family dwellings. This assumption was derived from the FHA experience relating to prepayments on such mortgages during the period from the mid-1950's to the mid-1970s. This 12-year average life assumption was calculated in respect of a period during which mortgage lending rates were fairly stable. THE ASSUMPTION IS NO LONGER AN ACCURATE MEASURE OF THE AVERAGE LIFE OF GINNIE MAES OR THEIR UNDERLYING SINGLE FAMILY MORTGAGE POOLS. RECENTLY IT HAS BEEN OBSERVED THAT MORTGAGES ISSUED AT HIGH INTEREST RATES HAVE EXPERIENCED ACCELERATED PREPAYMENT RATES WHICH WOULD INDICATE A SIGNIFICANTLY SHORTER AVERAGE LIFE THAN 12 YEARS. TODAY, RESEARCH ANALYSTS USE COMPLEX FORMULAE TO SCRUTINIZE THE PREPAYMENTS OF MORTGAGE POOLS IN AN ATTEMPT TO PREDICT MORE ACCURATELY THE AVERAGE LIFE OF GINNIE MAES.

A number of factors, including homeowner's mobility, change in family size and mortgage market interest rates will affect the average life of the Ginnie Maes in the Trust. For example, Ginnie Maes issued during a period of high interest rates will be backed by a pool of mortgage loans bearing similarly high rates. In general, during a period of declining interest rates, new mortgage loans with interest rates lower than those charged during periods of high rates will become available. To the extent a homeowner has an outstanding mortgage with a high rate, he may refinance his mortgage at a lower interest rate or he may rapidly repay his old mortgage. Should this happen, a Ginnie Mae issued with a high interest rate may experience a rapid prepayment of principal as the underlying mortgage loans prepay in whole or in part. Accordingly, there can be no assurance that the prepayment levels which will be actually realized will conform to the estimates or experience of the FHA, other mortgage lenders, dealers or market makers or other Ginnie Mae investors. It is not possible to meaningfully predict prepayment levels regarding the Ginnie Maes in the Trust. Even though the reinvestment of principal may mitigate the effects of prepayments of principal, the termination of the Trust might be accelerated as a result of prepayments made as described herein.

* Any statement in this prospectus that a particular security is backed by the full faith and credit of the United States is based upon the opinion of an Assistant Attorney General of the United States and should be so construed.

               CONTENTS OF REGISTRATION STATEMENT

Item A.Bonding arrangements of Depositor:

       Nike  Securities  L.P. is covered by a  Brokers'  Fidelity
       Bond, in the total amount of $500,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

Item B.This Registration Statement on Form S-6 comprises the following papers and documents:

       The facing sheet

       The Prospectus

       The signatures

       Exhibits


                               S-1

                           SIGNATURES

     The Registrant, The First Trust GNMA Reinvestment Income Trust, Series 79, hereby identifies The First Trust Combined Series 83; The First Trust Combined Series 198; The First Trust Combined Series 251; The First Trust Combined Series 248; The First Trust Combined Series 258; The First Trust Combined Series 272; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 119; FT 286; FT 412 and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3)   that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust GNMA Reinvestment Income Trust, Series 79 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 15, 2001.

                              THE FIRST TRUST GNMA REINVESTMENT
                                INCOME TRUST, SERIES 79

                              By:  NIKE SECURITIES L.P.
                                   (Depositor)


                              By  Robert M. Porcellino
                                  Senior Vice President



                              S-2

     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:

        NAME                  TITLE*                   DATE

David J. Allen         Sole Director       )
                       of Nike Securities  )
                       Corporation, the    )  March 15, 2001
                       General Partner of  )
                       Nike Securities L.P.)
                                           )
                                           )
                                           )  Robert M. Porcellino
                                           )  Attorney-in-Fact**
                                           )
                                           )

* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.


                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 15, 2001 in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 333-56674) and related Prospectus of The First Trust GNMA Reinvestment Income Trust, Series 79.




                                             ERNST & YOUNG LLP


Chicago, Illinois
March 15, 2001


                       CONSENT OF COUNSEL

     The consent of counsel are contained in their respective opinions filed by this amendment as Exhibits 3.1 and 3.4 to the Registration Statement.


         CONSENT OF SECURITIES EVALUATION SERVICE, INC.

     The consent of Securities Evaluation Service, Inc. to the use of its name in the Prospectus included in the Registration
Statement is filed as Exhibit 4.1 to the Registration Statement

CONSENT OF STANDARD & POOR'S RATINGS SERVICES, A DIVISION OF THE
                   McGRAW-HILL COMPANIES, INC.

The consent of Standard & Poor's Ratings Services, A Division of the McGraw-Hill Companies, Inc. to the use of its name in the Prospectus included in the Registration Statement is filed as
Exhibit 4.2 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust GNMA, Series 62 and subsequent Series, effective December 19, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as
       Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-44532] filed on behalf of The First Trust GNMA, Series 62).

1.1.1 Form of Trust Agreement for Series 79 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement   of  Nike  Securities  L.P.  (incorporated   by
       reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18)

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6    Underwriter   Agreement  (incorporated  by  reference   to
       Amendment No. 1 to Form S-6 [File No. 33-43289] filed on behalf of The First Trust Combined Series 145).



                               S-5

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.4    Opinion of counsel as to advancement of funds by Trustee.

4.1    Consent of Securities Evaluation Service, Inc.

4.2 Consent of Standard & Poor's Ratings Services, A Division of the McGraw-Hill Companies, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6